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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ------------

                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ------------

                               pcORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)
                                 ------------

                               pcORDER.COM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Richard Friedman
                               pcOrder.com, Inc.
                             5001 Plaza on the Lake
                              Austin, Texas 78746
                                 (512) 684-1100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

    With copies to counsel to the special committee of the pcOrder board of directors:

                               Henry Lesser, Esq.
                       Gray, Cary, Ware & Freidenrich LLP
                              400 Hamilton Avenue
                        Palo Alto, California 94301-1809
                                 (650) 833-2425

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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   This Amendment No. 3 amends the Schedule 14D-9 initially filed with the
Securities and Exchange Commission on November 6, 2000 by pcOrder.com, Inc., a Delaware Corporation ("PCORDER"), as amended (the "SCHEDULE 14D-9"), relating to the third-party tender offer by Trilogy Software, Inc. ("TRILOGY") to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder at a purchase price of $6.375 per share, net to the tendering stockholder in cash, without interest thereon. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given such terms in the Schedule 14D-9.

   On the date hereof, Trilogy is filing Amendment No. 3 to the Schedule TO/13 E-3 filed November 6, 2000, as amended, with the Securities and Exchange Commission, and pcOrder and POI Acquisition Corp., Inc., the wholly owned subsidiary of Trilogy that signed the merger agreement and will be merged with pcOrder in the second step merger described in the Offer to Purchase filed as Exhibit (a)(1), are filing Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 initially filed with the Securities and Exchange Commission on November 17, 2000. In addition, Trilogy is mailing to holders of Common Stock a supplement No. 2 ("SUPPLEMENT NO. 2") to the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), as supplemented by the first supplement dated November 17, 2000 ("SUPPLEMENT NO. 1"), which Supplement No. 2 is filed as Exhibit (a)(16) hereto. All references in the
Schedule 14D-9 to sections of the Initial Offer to Purchase, as supplemented by Supplement No. 1, are hereby amended and supplemented by the additional information, if any, set forth in the correspondingly captioned sections of the supplement No. 2.

   This Amendment No. 3 is being filed for the following purposes:

     (1) to reference the information contained in Supplement No. 2; and

     (2) to reflect the addition of certain Exhibits (see Item 9).

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibits:

 EXHIBIT NO.                             DESCRIPTION
 -----------                             -----------
 (a)(16)     Supplement No. 2 to the Offer to Purchase dated November 20, 2000.
             (Filed as Exhibit (a)(1)(DD) to Amendment No. 1 to the Schedule
             13E-3 filed by pcOrder and POI Acquisition Corp., Inc. on November
             20, 2000 and incorporated herein by reference.)+++
 (a)(17)     Letter from Ross A. Cooley, the Chairman and Chief Executive
             Officer of pcOrder, to pcOrder's stockholders, dated November 20,
             2000. (Filed as Exhibit (a)(1)(EE) to the Amendment No. 1 to the
             Schedule 13E-3 filed by pcOrder and POI Acquisition Corp., Inc. on
             November 20, 2000 and incorporated herein by reference.)+++

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 +++Included in copies to be mailed to pcOrder's stockholders on November 21,
 2000.

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             pcOrder.com, Inc.

                                             By: /s/ Richard Friedman
                                                ------------------------------
                                                Richard Friedman
                                                Vice President,
                                                General Counsel and Secretary

   Dated: November 20, 2000

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